UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 19, 2026
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 hereto shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-276164) and registration statement on Form S-8 (File No. 333-282031) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Private Placement
On August 18, 2026, Innate Pharma S.A. (the “Company”), completed a capital increase without preferential subscription rights for existing shareholders pursuant to the 26th and 30th resolutions of the combined shareholders’ meeting of the Company held on May 21, 2026. The Offering (as defined below) consisted of a private placement of 17,647,059 new ordinary shares of the Company, nominal value €0.05 per share (the “Offered Shares”), at a price of €1.70 per Offered Share, representing aggregate gross proceeds to the Company of approximately €30.0 million.
The Offering was conducted as follows: (i) in the United States of America, to a limited number of “qualified institutional buyers” within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act (the “4(a)(2) Tranche”); and (ii) outside of the United States of America, (A) in the European Union (including in France), to “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, and (B) outside of the European Union, pursuant to applicable private placement exemptions, in each case in reliance on Regulation S under the Securities Act (collectively, the “Regulation S Tranche”, and together with the 4(a)(2) Tranche, the “Offering”).
In connection with the Offering, the Company entered into subscription agreements with each of the investors in the 4(a)(2) Tranche, pursuant to which such investors agreed to subscribe for their respective allocations of Offered Shares in the 4(a)(2) Tranche (each, a “U.S. Subscription Agreement”). The U.S. Subscription Agreements contain customary representations, warranties and covenants of the Company.
Additionally, each member of the Company’s board of directors (other than Bpifrance Participations) and certain executive officers agreed to contractual lock-up restrictions with respect to the ordinary shares held by them as of the date of the Offering for a period of 90 days following the completion of the Offering, subject to customary exceptions. The Company also agreed to a 90-day lock-up restriction, subject to customary exceptions.
Stifel Europe Securities SAS acted as sole global coordinator and, together with BTIG, LLC, served as joint bookrunners and placement agents in connection with the Offering. The Company agreed to pay the placement agents customary placement fees.
After deducting placement agent fees and other estimated offering expenses of approximately €2.4 million, the Company expects to receive net proceeds of approximately €27.6 million. The Company intends to use the net proceeds from the Offering to support in priority the continued clinical development of IPH4502, which will be designed based on the results from the dose escalation, then the advancement of the Company’s preclinical ADC portfolio candidates, as well as working capital and general corporate purposes.
The Offered Shares have been approved for listing on Euronext Paris under the same trading line as the Company’s existing ordinary shares (ISIN: FR0010331421). No new American Depositary Shares (“ADSs”) were issued in connection with the Offering, and the Offered Shares may not be deposited in the Company’s existing ADS program.
The Offered Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Offered Shares sold in the 4(a)(2) Tranche were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Offered Shares sold in the Regulation S Tranche were offered and sold in reliance on Regulation S under the Securities Act.
The foregoing description of the U.S. Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the form of U.S. Subscription Agreement, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

Press Releases

On August 13, 2026, the Company issued a press release announcing the Offering and on August 14, 2026, the Company issued a press release announcing the pricing terms of the Offering. Copies of the press releases are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

EXHIBIT INDEX

Exhibit	Description
99.1	Form of U.S. Subscription Agreement
99.2	Press Release dated August 13, 2026: Innate Pharma Announces Proposed Offering of Ordinary Shares
99.3	Press Release dated August 14, 2026: Innate Pharma Announces Pricing of €30 Million Offering of Ordinary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: August 19, 2026    By:    /s/ JONATHAN DICKINSON     Name:    Jonathan Dickinson
Title:    Chief Executive Officer